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                                  EXHIBIT 28.2

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                                  PALFED, INC.
                             SHAREHOLDER RESOLUTION
                               1997 ANNUAL MEETING


     RESOLVED, that the shareholders hereby inform the board of directors that it is the desire of the shareholders that the board of directors immediately take the necessary steps to achieve a sale, merger or other acquisition of the Company on terms that will maximize shareholder value as promptly as possible.

SUPPORTING STATEMENT OF PROPOSED SHAREHOLDER:

     We believe that a prompt sale of the Company will result in the greatest return to shareholders with the least amount of risk in the near term. Accordingly, we recommend a vote FOR the proposal to sell the Company.

     It is important for the shareholders to tell management what the shareholders want. Without consulting the shareholders, management formed a Strategic Alternatives Committee in 1995 to "explore and evaluate the enhancement of long-term shareholder value". Apparently, the Committee "concluded that expansion of the Company's franchise coupled with efforts to increase earnings can best accomplish this goal." Although the decision of the Committee was reported to the shareholders before the 1996 annual meeting, the shareholders were not asked to approve this major decision which affects all of the shareholders. Shareholders also were not advised of the anticipated cost of pursuing this strategy or whether management also evaluated a sale of the Company as an alternative strategy. We believe management's expansion strategy will be expensive, will depress returns on equity, and will drain away current shareholder value in exchange for an elusive expectation of long-term shareholder value.

     Furthermore, based on historical performance, there is no reason to believe that the stated goals can realistically be expected to be attained in the near future. A good measure of earnings performance is the return on shareholder equity ("ROE"). For fiscal years 1991 through 1995, the Company's ROE's, respectively, were 1.98%, 6.86%, minus 31.94%, 8.35% and 8.54%. Compared to other institutions in South Carolina, this is not high performance. For example, American Federal, an S & L headquartered in Greenville, South Carolina, reported ROE's of 13.35%, 16.40%, 17.70%, 17.81% and 16.14%, respectively, for
1991-1995.

     The Company is principally engaged in the classic savings and loan business of taking deposits and making mortgage loans. These are very competitive activities which have been substantially affected by technological changes in recent years. We believe that the Company's present franchise, i.e., its customer base, is presently of substantial value to potential acquirors.
Whether this will continue to be true in the future is simply a gamble. It is very conceivable that technological change could substantially reduce the value of the Company's franchise over the long-term. It will probably be years before the Company attains a substantial market share as a result of its planned expansion in the larger Charleston and Columbia markets. In the meanwhile, the value of such a share may diminish.
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     Simply put, neither we nor management know what the future will hold.
However, we believe that the Company could presently be sold for a substantial premium over its "go it alone" value. That makes more sense to us than a risky bet on the long-term future of the Company. The better long-term bet is for a merger with another financial institution with a proven record of above average performance and with greater geographic diversity.

Please vote FOR the proposal.  This is your Company and your future.


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